ONLINE-REDEFINED, INC.

Online-Redefined, Inc.

1347 North.Stanley Avenue - #4

Los Angeles, CA 90046

(203) 668-5029

January 31, 2012

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Online – Redefined, Inc.

Registration Statement Form S-1 – Acceleration Request

File No.333- 176752

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to February 2, 2012 at 5:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Online - Redefined, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Online - Redefined, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Online - Redefined, Inc.

/s/ Dan Faiman

Dan Faiman, President & CEO